Exhibit 99.1

Central Gold-Trust

Thursday March 6, 2008

Central Gold-Trust (symbol: TSX — GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX — GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations to December 31, 2007 and 2006 and net assets as at December 31, 2007 and 2006.

CENTRAL GOLD-TRUST

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2007	2006
Net assets:
Gold at market	$123,546,031	78,131,980
Cash	58,249	69,281
Interest-bearing cash deposits	2,347,380	1,168,270
Prepaid expenses and other	27,563	12,240
	125,979,223	79,381,771
Accrued liabilities	(124,642)	(95,219)
Net assets representing unitholders’ equity	$125,854,581	79,286,552

Represented by:
Capital
Units issued 3,992,500 (2006: 3,277,500)	$66,286,977	48,200,337

Retained earnings inclusive of unrealized appreciation of holdings	59,567,604	31,086,215
	$125,854,581	79,286,552

Net asset value per unit	$31.52	24.19

Net asset value per unit expressed in Canadian dollars	$31.15	28.19

Exchange rate: U.S. $1.00 = Cdn.	$0.9881	1.1653

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $46,568,029 or 58.7% during the year to a total of $125,854,581.  The increase in net assets was attributable to the increased price of gold during the year and the net proceeds of the public offering completed on April 5, 2007.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3        Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196

Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2     Website: www.gold-trust.com  E-mail: info@gold-trust.com

CENTRAL GOLD-TRUST

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Income:
Interest	$101,672	57,286	45,226
Unrealized appreciation of holdings	29,002,560	15,084,106	9,244,464
	29,104,232	15,141,392	9,289,690
Expenses:
Administration fees	319,255	245,223	182,692
Safekeeping, insurance and bank charges	96,684	72,749	53,217
Legal fees	48,646	48,522	33,267
Trustees’ fees and expenses	41,726	39,561	38,094
Auditor’s fees	41,266	52,424	33,732
Regulatory filing fees	25,132	16,143	10,264
Unitholder information	18,492	13,701	11,277
Stock exchange fees	16,023	14,724	11,169
Registrar and transfer agent fees	14,059	11,506	13,740
Miscellaneous	786	394	208
Foreign currency exchange loss (gain)	774	(360)	744
Total expenses	622,843	514,587	388,404
Net income
inclusive of unrealized
appreciation of holdings	$28,481,389	14,626,805	8,901,286
Net income per unit:
inclusive of unrealized
appreciation of holdings	$7.30	4.46	2.72

The net income for the year ended December 31, 2007 amounted to $28,481,389 ($7.30 per unit) compared to $14,626,805 ($4.46 per unit) for the year ended December 31, 2006, after deducting expenses of $622,843 (2006: $514,587).  Virtually all of the net income for the year represents the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses as a percentage of the average month-end net assets during the 2007 fiscal year were 0.61% compared with 0.67% in 2006.

Central Gold-Trust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices.  At December 31, 2007, the units of Central Gold-Trust were 98.2% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).